Exhibit 99.1

Abivax releases the results of its May 30, 2024 Ordinary and Extraordinary General Meeting

PARIS, France, June 4, 2024 – Abivax SA (Euronext Paris & Nasdaq: ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases, held its ordinary and extraordinary general meeting of shareholders on May 30, 2024 (the “General Meeting”), which was chaired by Mr. Marc de Garidel, CEO and Chairman of the Board of Directors of Abivax (“Board”).

The shareholders have adopted all the resolutions proposed by the Board and, in particular, the financial statements for the 2023 financial year, the compensation policy applicable to the Chairman, the Chief Executive Officer and the directors, as well as delegations granted to the Board related to financial transactions.

The shareholders have also ratified the appointment of Mr. Troy Ignelzi, Dr. June Lee and Ms. Camilla Soenderby as Board members.

Details on the vote results will be available on the Company’s website (www.abivax.com).

About Obefazimod

Obefazimod, Abivax’s lead investigational drug candidate, is an orally administered small molecule that was demonstrated to potentially enhance the expression of a single microRNA, miR-124. Phase 2 clinical trials in patients with UC have generated positive data, resulting in the initiation of a pivotal global Phase 3 clinical trial program (ABTECT Program), with first patients enrolled in the United States in October 2022. Initiation of a Phase 2b clinical trial in Crohn’s disease is expected in Q3 2024, and exploration of potential combination therapy opportunities in UC is ongoing.

About Abivax

Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis. More information on the Company is available at www.abivax.com. Follow us on LinkedIn and on X, formerly Twitter, @Abivax.

Contact

Abivax Investor Relations

Patrick Malloy

patrick.malloy@abivax.com

+1 847 987 4878

Abivax Communications

communications@abivax.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business and financial objectives. Words such as “expect,” “potential,” “will” and variations of such words and similar expressions are intended to identify forward-looking statements. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 5, 2024 under the caption “Risk Factors.” These risks, contingencies and uncertainties include, among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development including further assessment by the company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell, or the solicitation of an offer to purchase or subscribe securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.